                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


                         Tramford International Limited
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   G89935-10-3
                                 (CUSIP Number)

                                  Kam Wai Chun
                         Bank of China, Hong Kong Branch
                               Bank of China Tower
                        1 Garden Road, Central, Hong Kong
                              Tel. (852) 2826-6517

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

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


----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bank of China, Hong Kong Branch
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                    (a) [ ]
                                                                                                              (b) [ ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                           OO
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  People's Republic of China
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF           7    SOLE VOTING POWER                                                          3,523,306
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER                                                                0
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH            9    SOLE DISPOSITIVE POWER                                                     3,523,306
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON             10   SHARED DISPOSITIVE POWER                                                           0
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       3,523,306
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                        [ ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    39.77%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                  BK
----------------------------------------------------------------------------------------------------------------------

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     This Amendment No. 1 amends and supplements Items 4 and 7 of the Schedule
13D of the Bank of China, Hong Kong Branch (the "Bank"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Tramford International Limited (the "Issuer").

ITEM 4. PURPOSE OF TRANSACTION

     As previously disclosed, the Bank acquired beneficial ownership of 3,523,306 shares of Common Stock of the Issuer as security for extending a $2,500,000 loan to Beijing Holdings Limited ("Beijing Holdings"), a Hong Kong limited company. In its Schedule 13D, the Bank disclosed that all of the 3,523,306 shares were pledged to the Bank by Beijing Holdings. In December 2000, the Bank became aware that 974,576 shares of the 3,523,306 shares were previously owned beneficially by CMEC Ceramics Holdings Limited ("CMEC"), a company incorporated under the laws of the British Virgin Islands and a subsidiary of Beijing Holdings. Accordingly, the Bank caused CMEC to execute a separate Deed of Charge over Securities on December 13, 2000, which is attached hereto as Exhibit 1. Thus, Beijing Holdings has pledged 2,548,730 shares of Common Stock and CMEC has pledged 974,576 shares of Common Stock to the Bank as security for the $2,500,000 loan to Beijing Holdings.

     Except as set forth herein and in the Schedule 13D previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Deed of Charge over Securities dated December 13, 2000 executed by CMEC Ceramics Holdings Limited in favor of Bank of China.

     2. Schedule for Deed of Charge Over Securities, dated December 13, 2000 executed by CMEC Ceramics Holdings Limited in favor of Bank of China.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2000                       Bank of China, Hong Kong Branch

                                              By: /s/ Kam Wai Chun
                                                 -------------------------------
                                                 Name:  Kam Wai Chun
                                                 Title: Officer


                                              By: /s/ Chin Lai Ngan
                                                 -------------------------------
                                                 Name:  Chin Lai Ngan
                                                 Title: Manager